Exhibit 99.2
EXECUTION COPY
Amended and Restated
Settlement Agreement by and between
Arthur Steinberg, as Court-Appointed Receiver
for the Wood River Entities, and Endwave Corporation
          This Amended and Restated Settlement Agreement (this “Agreement”) is dated as of December 20, 2007, and is by and between (a) Arthur Steinberg, as court-appointed receiver (the “Receiver”) for Wood River Partners, L.P. (“Wood River Domestic”), Wood River Partners Offshore, Ltd. (“Wood River Offshore” and, together with Wood River Domestic, the “Wood River Funds”), Wood River Capital Management, L.L.C. (“Wood River Capital”), and Wood River Associates, L.L.C. (collectively, including the Wood River Funds and Wood River Capital, the “Wood River Entities”) and (b) Endwave Corporation (“Endwave”). This Agreement, subject to Sections 1(b) and 2(a), amends, restates and supersedes in its entirety that certain Settlement Agreement, dated as of May 17, 2007, by and between the Receiver and Endwave (the “Original Agreement”).
          WHEREAS, on October 13, 2005, the United States Securities and Exchange Commission (the “Commission”) commenced an action (the “SEC Action”) against the Wood River Entities and John Hunting Whittier (“Whittier”) in the United States District Court for the Southern District of New York (the “Court”);
          WHEREAS, in the SEC Action, the Commission alleged that Whittier and the Wood River Entities violated Sections 10(b), 13(d) and
16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and certain rules promulgated thereunder and Sections 206(1) and 206(2) of the Investment Advisers Act of 1940, as amended, by, among other things, acquiring beneficial ownership of a large percentage of the outstanding common stock of

Endwave without disclosing such beneficial ownership through required filings with the Commission, and by making misrepresentations and omissions of material facts concerning the Wood River Funds;
          WHEREAS, also on October 13, 2005, the Commission filed an Application for Entry of an Order Granting a Preliminary Injunction, Freezing Assets, and Appointing a Receiver (the “Preliminary Injunction Application”) seeking, among other things, the appointment of a receiver;
          WHEREAS, the Commission and Whittier, on consent of his counsel, agreed to, and the Court subsequently entered, a Stipulation And Order Granting Preliminary Injunction, Freezing Assets And Appointing Receiver (the “Preliminary Injunction Order”) granting the relief requested in the Preliminary Injunction Application and providing for the immediate appointment of the Receiver;
          WHEREAS, beginning in at least 2004 and during the first nine months of 2005, at the direction of Whittier, the Wood River Funds purchased substantial quantities of Endwave common stock and continued to own a large number of such shares at the time of the commencement of the SEC Action;
          WHEREAS, the 4,102,247 shares of Endwave common stock beneficially owned by the Wood River Funds (the “Endwave Shares”) constitute the largest asset of the Wood River Entities in receivership;
          WHEREAS, on or about January 6, 2006, upon the application of the Receiver, the Court entered an order fixing February 28, 2006 as the last date for creditors and equity security holders to file proofs of claim and/or equity interest against any of the Wood River Entities (the “Bar Date”);

          WHEREAS, prior to the Bar Date, on or about February 6, 2006, Endwave filed a proof of claim against each of the Wood River Entities in an unliquidated amount (the “Endwave Filed Claim”). By so doing, Endwave asserted a claim for disgorgement of presumed profits realized by any of the Wood River Entities pursuant to Section 16(b) of the Exchange Act (the “Section 16(b) Claim”) and for other damages to which Endwave asserted it may be entitled as a result of Whittier’s and the Wood River Entities’ accumulation of Endwave common stock allegedly in violation of the securities laws;
          WHEREAS, after an exchange of documents and information, and after extensive good faith negotiations between the Receiver on behalf of the Wood River Entities and Endwave (each a “Party” and, collectively, the “Parties”), on May 17, 2007, the Parties agreed to resolve any and all claims the Parties have or may have against each other, including, without limitation, the Endwave Filed Claim, and to provide a mechanism for the ultimate disposition of the Endwave Shares, in accordance with the terms of the Original Agreement;
          WHEREAS, in order to facilitate a disposition of the Endwave Shares in a mutually-agreed manner that was not contemplated by the Original Agreement, the Parties desire to amend and restate the Original Agreement as set forth in this Agreement.
          NOW, THEREFORE, for and in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto agree as follows:
          1. (a) The Parties acknowledge that this Agreement is subject to approval of the Court. The Receiver shall apply to the Court for an order authorizing and approving this Agreement in the form annexed hereto as Exhibit “A,” or in such other form as the Parties hereto may mutually agree (the “Approval Order”). The Receiver shall use his reasonable best efforts to obtain the Approval Order and, if requested by the Receiver, Endwave shall file a joinder to the Receiver’s application for the Approval Order.
               (b) This Agreement shall become effective (such date, the “Effective Date”) at the time the Approval Order is executed by the Court. If the Effective Date does not occur before January 4, 2008 (unless extended in writing by the Parties), or if the Approval Order is reversed or vacated on appeal, then this Agreement shall be null and void, the Parties shall be restored to the status quo ante (and the Original Agreement and the related Registration Rights Agreement (as defined herein) shall be automatically reinstated in their entirety, remain in full force and effect and shall not be affected hereby), and nothing herein shall be deemed an admission by any Party hereto. If the Approval Order is executed by the Court but its effectiveness is thereafter stayed by a court of competent jurisdiction (a “Stay”), then the effectiveness of this Agreement and the Parties’ obligations hereunder shall be stayed until such Stay is vacated (and the Original Agreement and the related Registration Rights Agreement shall be automatically reinstated in their entirety, remain in full force and effect and shall not be affected hereby during the period of the Stay).
          2. (a) Within one business day after the later of the Effective Date and the filing with the Commission of the Form 8-K described in Section 2(b), Endwave and the Receiver shall execute and deliver a stock purchase agreement in the form annexed hereto as Exhibit “B,” or in such other form as the Parties hereto may mutually agree (the “Stock Purchase Agreement”) providing for Endwave’s purchase of 2,502,247 of the Endwave Shares on the terms and subject to the conditions set forth therein. The Stock Purchase Agreement shall include an amendment to that certain Registration Rights Agreement, dated as of May 17, 2007, between the Receiver and Endwave (the “Registration Rights Agreement”) permitting, among other things, (i) the purchase of shares contemplated by the Stock Purchase Agreement and the sale of the balance of the Endwave Shares by the Wood River Funds to the Permitted Investors (as defined in the Stock Purchase Agreement) (the “Investor Purchase”) and (ii) the termination of the Registration Rights Agreement immediately following the later of the closing of the purchase of Endwave Shares pursuant to the Stock Purchase Agreement and the Investor Purchase. The Stock Purchase Agreement and Registration Rights Agreement are incorporated as if set forth in this Agreement in their entirety. If the Stock Purchase Agreement is terminated prior to the consummation of the transactions contemplated thereby, this Agreement shall become null and void as of the date of such termination and the Parties shall be restored to the status quo ante (and the Original Agreement and the related Registration Rights Agreement shall be automatically reinstated in their entirety, remain in full force and effect and shall not be affected hereby).
               (b) Within one business day after the execution and delivery of this Agreement by the Parties, Endwave shall file with the Commission a current report on Form 8-K in form and substance reasonably acceptable to the Receiver (i) amending the plan of distribution set forth in the registration statement (SEC File No. 333-144054) to permit the Investor Purchase and (ii) announcing the execution and delivery of this Agreement and disclosing its material terms as required by said form, which disclosure shall include the material terms of the Stock Purchase Agreement. Endwave agrees not to, without the consent of the Receiver, modify or amend the language contained in such Form 8-K or in such registration statement until after the earlier of the termination of the Stock Purchase Agreement and the Closing.
          3. On the terms and subject to the conditions set forth in the Stock Purchase Agreement, the Receiver shall (pay to Endwave the reasonable and documented expenses incurred by Endwave relating to the transactions contemplated by the Registration Rights Agreement, this Agreement and the Stock Purchase Agreement, including legal fees, accounting fees, printing fees and financial advisory fees up to a maximum of $300,000 (all of the foregoing amounts collectively, the “Offering or Placement Expenses”). The Offering or Placement Expenses shall be paid by the Receiver at the closing of the purchase of the Endwave Shares pursuant to the Stock Purchase Agreement (the “Closing”). The Offering or Placement Expenses shall be paid in cash.
          4. Intentionally Omitted.
          5. Effective at the time of the Closing, by operation of this Section (for the avoidance of doubt, without the need for any further steps or actions to be taken by any party), the Receiver, on behalf of the Wood River Entities, hereby releases Endwave and each of its affiliates, and the officers, directors and employees of each of them (collectively, “Endwave Parties”), and Endwave’s counsel, advisors and representatives, from any and all claims, actions, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, liabilities, expenses and demands whatsoever, at law or in equity, whether contingent or matured, liquidated or unliquidated, known or unknown, direct or derivative (“Claims”), including, without limitation, any and all Claims that the Receiver and/or the Wood River Entities ever had, now have or hereafter can, shall or may have, relating to Endwave, the circumstances giving rise to the SEC Action and the Endwave Filed Claim from the beginning of time until the time of the Closing; provided however, that nothing herein shall release the Endwave Parties from any of their obligations under the terms of this Agreement, the Stock Purchase Agreement, or the Registration Rights Agreement.

          6. Effective at the time of the Closing, by operation of this Section (for the avoidance of doubt, without the need for any further steps or actions to be taken by any party), the Endwave Parties hereby release the Receiver and each of his affiliates, counsel, advisors and representatives and the Wood River Entities from any and all Claims, including, without limitation, any and all Claims that any of the Endwave Parties ever had, now have or hereafter can, shall or may have, relating to the Wood River Entities, the circumstances giving rise to the SEC Action and the Endwave Filed Claim from the beginning of time until the time of the Closing; provided however, that nothing herein shall release the Receiver and the Wood River Entities from any of their obligations under the terms of this Agreement, the Stock Purchase Agreement or the Registration Rights Agreement.
          7. Endwave and the Receiver each understand that this Agreement includes a release of all unknown and unsuspected claims and acknowledge that it or he has read and understands Section 1542 of the California Civil Code, which states:
A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.
Endwave and the Receiver hereby waive, effective at the time of the Closing, on their own behalf and, in the case of the Receiver, on behalf of the Wood River Entities, all rights and benefits under Section 1542 of the California Civil Code and any other similar law with regard to this Agreement, including the release of unknown and unsuspected claims contained herein.
          8. To more fully effectuate the release contained in paragraph 6 above, within three business days of its receipt of the Offering or Placement Expenses, Endwave shall withdraw with prejudice the Endwave Filed Claim.

          9. The Parties hereto represent and warrant that they are fully authorized to enter into and perform under this Agreement, on behalf of themselves (and, in the case of the Receiver, the Wood River Entities), without any further or other consent or authorization from any person or entity, except with respect to the Receiver, whose authority to perform this Agreement is subject to execution by the Court of the Approval Order.
          10. This Agreement may not be modified, amended or waived except in writing by the Party against whom such modification, amendment or waiver is sought to be enforced.
          11. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York without regard to the conflicts of law rules thereof. The Court shall have exclusive jurisdiction over all matters related to this Agreement, including, among other things, for the purpose of ensuring that the Offering or Placement Expenses referred to in paragraph 3 above are not subject to disgorgement for any reason.
          12. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns.
          13. This Agreement (together with the related Stock Purchase Agreement and Registration Rights Agreement) constitutes the sole and entire agreement and understanding of the Parties hereto with respect to the subject matter of this Agreement (and such related Stock Purchase Agreement and Registration Rights Agreement) and, subject to Sections 1(b) and 2(a), supersedes all prior agreements, whether written or oral, with respect hereto. Subject to Sections 1(b) and 2(a), all prior discussions, agreements and understandings of every kind and nature among the Parties with respect thereto are merged into and superseded by this Agreement.

          14. This Agreement may be executed by facsimile and in any number of counterparts, each of which when so executed shall be deemed an original, but all such counterparts shall constitute but one and the same Agreement.
          15. It is expressly understood and agreed by the Parties hereto that (i) this Agreement is executed and delivered by the Receiver, not individually or personally but solely in his capacity as Receiver for the Wood River Entities, in the exercise of the powers and authority conferred and vested in him under the Preliminary Injunction Order; (ii) each of the representations, undertakings, and agreements made herein on the part of the Receiver is made and intended not as personal representations, undertakings and agreements by the Receiver but is made and intended for the purpose of binding only the Receiver in his capacity as Receiver for the Wood River Entities; and (iii) under no circumstances shall the Receiver be personally liable for the payment of any indebtedness or expenses of the Wood River Entities or be liable for the breach or failure of any obligation, representation, warranty, or covenant made or undertaken by the Wood River Entities under this Agreement.
          16. All notices, requests and other communications provided in connection with this Agreement, whether or not required, shall be in writing, shall be delivered by hand, by first-class mail or overnight courier, shall be deemed given when received (whether or not accepted) or, in the case of a mailing, upon deposit with the U.S. Mail, and shall be addressed as set forth below or to such other persons or addresses as may designated by the Parties in writing from time to time.

Notice to the Receiver:	Notice to Endwave:
Arthur Steinberg, Esq.	Mr. Edward A. Keible
Phillip A. Geraci, Esq.	President and Chief Executive Officer
Rory A. Greiss, Esq.	Endwave Corporation
Steven G. Canner, Esq.	130 Baytech Drive
Kaye Scholer LLP	San Jose, California 95134

425 Park Avenue	Telephone: (408) 522-3100
New York, New York 10022-3598	Facsimile: (408) 522-3197
Telephone: (212) 836-8000
Facsimile: (212) 836-8689	with a copy to:

Jodie M. Bourdet, Esq.
Robert L. Eisenbach III, Esq.
Cooley Godward Kronish LLP
101 California Street, 5th Floor
San Francisco, California 94111
Telephone: (415) 693-2000
Facsimile: (415) 693-2222

          IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the day and year first above written.

ARTHUR STEINBERG, AS RECEIVER		ENDWAVE CORPORATION
FOR THE WOOD RIVER ENTITIES

By:	/s/ Arthur Steinberg	By:	/s/ Edward A. Keible

Arthur Steinberg, not individually but solely		Mr. Edward A. Keible
as the Receiver for the Wood River Entities		President and Chief Executive Officer
c/o Kaye Scholer LLP		Endwave Corporation
425 Park Avenue		130 Baytech Drive
New York, New York 10022-3598		San Jose, California 95134
Telephone: (212) 836-8000		Telephone: (408) 522-3120
Facsimile: (212) 836-8689		Facsimile: (408) 522-3197

EXHIBIT “A”

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

x
SECURITIES AND EXCHANGE COMMISSION
:
Plaintiff,	:
-against-	: :	Civil Action No. 05-CV-8713 (NRB)
WOOD RIVER CAPITAL MANAGEMENT, L.L.C.,	:
WOOD RIVER ASSOCIATES, L.L.C., JOHN	:
HUNTING WHITTIER, WOOD RIVER PARTNERS,	:	ECF Case
L.P., and WOOD RIVER PARTNERS OFFSHORE,	:
LTD.,	:
:
Defendants.	x

Order Authorizing and Approving
Amended and Restated Settlement
Agreement by and between Arthur Steinberg, as
Court-Appointed Receiver for the Wood River Entities,
and Endwave Corporation and the Sale of the Remaining Shares
     Arthur Steinberg, as court-appointed receiver (the “Receiver”) for Wood River Partners, L.P., Wood River Partners Offshore, Ltd., Wood River Capital Management, L.L.C., and Wood River Associates, L.L.C. (collectively, the “Wood River Entities”), having presented to the Court for approval a certain Amended and Restated Settlement Agreement with Endwave Corporation (“Endwave”), dated as of December 20, 2007 (the “Settlement Agreement”) (a copy of which is annexed hereto as Exhibit “A”); and the Court having considered the Settlement Agreement and any and all pleadings filed herein; and after due deliberation and sufficient cause appearing therefor; it is
     ORDERED, that the Settlement Agreement is approved and ratified in all respects; and it is further

     ORDERED, that the Receiver is authorized to execute and deliver the Settlement Agreement, and to take any and all actions required to consummate the transactions contemplated thereby; and it is further
     ORDERED, that the Receiver is authorized to execute and deliver the stock purchase agreement (“Stock Purchase Agreement”) among the Wood River Entities and Endwave and, for the limited purposes stated therein, the Receiver, and to take any and all actions required to consummate the transactions contemplated thereby, including the sale of the shares of Endwave common stock covered thereby for a purchase price of $6.83 per share; and it is further
     ORDERED, that the Receiver is authorized to enter into such other underwriting, placement, ancillary and/or additional agreements with any third party that are necessary or appropriate for the purpose of selling the Wood River Entities’ Remaining Shares (as defined in the Stock Purchase Agreement) to third-party investors, including, but not limited to, the sale of the Remaining Shares for a purchase price of $6.83 per share and to pay such necessary fees and expenses related to such sales; and it is further
     ORDERED, that nothing set forth in this Order, the Settlement Agreement, Stock Purchase Agreement or any other agreement respecting the purchase and sale of the Wood River Entities’ Endwave common stock is intended to or shall in any way alter or modify either the Preliminary Injunction Order or the obligations of the parties to comply with all legal requirements, including all applicable securities laws, rules and regulations; and it is further

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     ORDERED, that this Court shall retain exclusive jurisdiction with respect to all matters related to or arising out of the Settlement Agreement, Stock Purchase Agreement, the Registration Rights Agreement, any other agreement respecting the purchase and sale of the Wood River Entities’ Endwave common stock or this Order.

Dated:	New York, New York
December ___, 2007

Naomi Reice Buchwald
United States District Judge

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EXHIBIT “B”